UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

OPTA CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

68383U 10 7

(CUSIP Number)

SEAN WANG
OPTA CORPORATION
1350 BAYSHORE HIGHWAY, SUITE 600
BURLINGAME, CALIFORNIA 94010
(650) 579-3610

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383U 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Huizhou Municial Government

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCL Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Huizhou, Guangdong Province, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T.C.L. Industries Holdings (H.K.) Co., Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lotus International Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mahe, Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,606,671

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 25,606,671

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,606,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

(a)           Name and Address of Principal Executive Office of Issuer:

Opta Corporation (the “Issuer”)

1350 Bayshore Highway, Suite  600

Burlingame, CA 94010

(650) 579-3010

(b)           Title and Class of Equity Securities:

Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer

Item 2.	Identity and Background

This Statement is being filed by the Huizhou Municipal Government (the “Huizhou Government”), TCL Holdings Co. Ltd., a Huizhou, People’s Republic of China (“PRC”) corporation (“Holdings”), T.C.L. Industries Holdings (H.K.) Ltd., a Hong Kong, PRC corporation (“TCL”), and Lotus International Holdings Ltd., a Republic of Seychelles corporation (“LIHL”).  In this Statement, the Huizhou Government, Holdings, TCL and LIHL may be referred to collectively as the “Reporting Persons.”

The Huizhou Government is a governmental body of the Guangdong Province located in Huizhou, Guangdong Province, PRC. The address of the Huizhou Government is 6 Yun Shan Xi Lu, North of River, Huizhou, Guangdong, PRC.

Holdings is a Huizhou, Guangdong Province, PRC investment holding company that is 58.13%-owned by the Huizhou Government and 41.87%-owned by certain managers of TCL.  The address of Holdings’ business and principal office is No. 6 Er Ling Nan Lu, Huizhou, Guangdong, PRC.

TCL is a Hong Kong, PRC investment holding company that is wholly-owned by Holdings.  The address of TCL’s business and principal office is Rm. 1102, 11/F, Chinachem Tsuen Wan, New Territories, Hong Kong, PRC.

LIHL is a Republic of Seychelles investment holding company that is wholly-owned by TCL.  The address of LIHL’s business and principal office is Suite 13, First Floor, Oliaji Trade Center, Francis Rachel Street, Victoria, Mahe, Republic of Seychelles.

Information regarding the directors and officers of each of Holdings, TCL and LIHL is attached hereto as Annex 1, which annex is hereby incorporated by reference.  Unless otherwise indicated, each of the directors and executive officers of each of Holdings, TCL and LIHL is a citizen of the PRC.

(d)	Criminal proceedings:

None of the Reporting Persons and, to the knowledge of Reporting Persons, none of the persons listed on Annex I, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings:

None of the Reporting Persons and, to the knowledge of Reporting Persons, none of the persons listed on Annex I, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 9,606,671 shares of Common Stock beneficially owned by the Reporting Persons were purchased by TCL pursuant to a Share Exchange Agreement (“Share Exchange Agreement”) which is more fully described in the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001.  On September 18, 2001, the 12,000,000 shares of Common Stock were transferred to LIHL by certain shareholders of the issuer to compensate TCL for losses it incurred from the share swap under the terms of the Share Exchange Agreement.  No further consideration was paid by TCL or LIHL for the 12,000,000 shares.  The 9,606,671 shares of Common Stock, together with the 12,000,000 shares of Common Stock transferred to LIHL, and the 12,000,000 shares of Common Stock purchased by LIHL on 10/20/04 may be referred to collectively as the “Shares.”  LIHL used reserve funds for the 10/20/04 purchase and did not borrow any funds for such purchase.

As previously reported in the Issuer’s Schedule 14C and Schedule 13E-3 filed on July 8, 2005, Amendments No. 1 to Schedule 14C and Schedule 13E-3 filed on August 3, 2005 and Amendments No. 2 to Schedule 14C and Schedule 13E-3 on October 3, 2005, the Issuer is working toward completing its going private transaction.  If such going private transaction is completed and stockholders holding less than 5,000 shares of the Issuer receive cash in exchange for any resulting fractional interests, the aggregate ownership percentage of the Reporting Persons would likely increase from the current percentage of approximately 51.2% to 53.2%.

Item 4.	Purpose of Transaction

The purpose of the purchase of the Common Stock by LIHL was to acquire the securities for investment purposes.

On June 17, 2005 and August 2, 2005, the Issuer’s Board of Directors adopted resolutions proposing and approving a merger (the “Merger”) of a newly-formed wholly-owned subsidiary of the Issuer (the “Subsidiary”), with and into the Issuer with the separate corporate existence of the Subsidiary ceasing and the Issuer being the surviving corporation (the “Surviving Corporation”) and each outstanding share of Common Stock and Preferred Stock of the Issuer, without any action on the part of the holder thereof, being converted into one-five-thousandth (1/5000) of a share of Common Stock of the Surviving Corporation, with holders of less than 5000 shares of a Common Stock or Preferred Stock of the Issuer before the Merger having their resulting fractional share interests cancelled and converted into the right to receive $0.13 in cash for each of such pre-Merger shares, and immediately following the Merger, any surviving fractional interests attached to whole shares will be reconverted in a 5000-for-1 forward stock split of the Surviving Corporation’s then outstanding Common Stock into the same number of whole shares owned by those holders before the Merger (the “Transaction”).  The purpose and effect of the Transaction would be to reduce the number of the Issuer’s stockholders to fewer than 300 and allowing the Issuer to suspend its status as a reporting company as long as the Issuer continues to have less than the threshold number of holders as required by Rule 12h-3 of the regulations promulgated under the Securities Exchange Act of 1934 on the first day of each subsequent fiscal year.

On August 2, 2005, a majority of the outstanding shares of Common Stock and Preferred Stock of the Issuer, including the Reporting Persons, approved the proposed Transaction by written consent pursuant to Section 228 of the General Corporation Law of Delaware. Nonetheless, the Board of Directors may abandon the Transaction at any time before its effectiveness if for any reason the Board of Directors deems it advisable to do so. If effected, the Transaction would increase the voting power of the Reporting Persons.

According to the preliminary information statement filed by the Issuer with the Securities and Exchange Commission with respect to approval of the Transaction, the Issuer estimates that, if effected, the Transaction would result in the cancellation of approximately 1,930,000 shares of the Common Stock and 4,300 shares of the Preferred Stock; none of the shares held by the Reporting Persons would be cancelled in the proposed Transaction. Consequently, if the Transaction is effected, the percentage ownership by the Reporting Persons of the Common Stock would increase slightly due to the decrease in the numbers of shares of such class outstanding.

LIHL, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that LIHL beneficially owns or hereafter may acquire.  Other than as discussed herein, including the effects of the Transaction discussed above, the Reporting Persons currently have no plans to effect:

(a)      the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

(e)      any material change in the present capitalization or dividend policy of the Issuer;

(f)      any other material change in the Issuer’s business or corporate structure;

(g)      changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)      any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)  Each of the Reporting Persons beneficially owns the Shares, which represent 51.2% of the outstanding shares of Common Stock.

(b)  Each of the Reporting Persons has the power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c)  None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons referred to in Annex 1 attached hereto have effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons and none of the persons referred to in Annex 1 attached hereto, has any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.             Letter of Responsibility Concerning Authorization of TCL Holdings Co., Ltd. as a Trial Enterprise to Operate State-Owned Assets dated May 12, 1997 (filed as Exhibit 1 to the original Schedule 13D filed with the Securities and Exchange Commission on April 25, 2001).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUIZHOU MUNICIPAL GOVERNMENT

Date: November 17, 2005

/s/ Li Dong Sheng, Authorized Representative

TCL HOLDINGS CO., LTD.

Date: November 17, 2005

/s/ Li Dong Sheng, Chairman of the Board

T.C.L INDUSTRIES HOLDINGS (H.K.) CO., LTD.

Date: November 17, 2005

/s/ Li Dong Sheng, Chairman of the Board

LOTUS INTERNATIONAL HOLDINGS LTD.

Date: November 17, 2005

/s/ Daoliang Chen, Director

Annex I

DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS, TCL AND LIHL

The names, present principal occupations and business addresses of the directors and executive officers of each of Holdings, TCL and LIHL are set forth below.  If no address is given, the director’s or executive officer’s business address is at Holdings, TCL or LIHL.

TCL HOLDINGS CO., LTD.

Name	Position	Other Employment	Address
Li Dong Sheng	Chairman & President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yuan Xin Cheng	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yan Vincent Yong	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zheng Chuan Lie	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Lu Zhong Li	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zhao Zhong Yao	Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Luo Zhong Rong	Director		No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Hu Qiu Sheng	Director Vice President	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Gu Ming Jun	Director	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Chen Shi Dong	Vice Chairman	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Andreas Wente	Director		No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC

T.C.L. INDUSTRIES HOLDINGS (H.K.) LTD.

	Position	Other Employment	Address
Li Dong Sheng	Chairman	N/A	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Yan Vincent Yong	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Zheng Chuan Lie	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC
Lu Zhong Li	Director	Vice President TCL Holdings Co. Ltd.	No. 6 Er Ling Nan Lu, Huizhou, Guandong, PRC

LOTUS INTERNATIONAL HOLDINGS LTD.

Name	Position	Other Employment	Address
Dailiang Chen	Director	Vice General Manager T.C.L. Electronics (HK) Ltd.	13/F TCL Tower 8 Taichung Rd. Tsuen Wan, N.T., Hong Kong, PRC